ReliaStar Life Insurance Company of New York
and its Separate Account NY–B

ING Rollover Choice^{SM} – NY Variable Annuity

Supplement dated August 28, 2014

This supplement updates the prospectus, dated May 9, 2009, as amended, for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call Customer Service at 1-800-366-0066. **The following information only affects you if you currently invest in, or plan to invest in, the subaccount that corresponds to the Voya Intermediate Bond Portfolio.**

IMPORTANT INFORMATION REGARDING A FUND DESIGNATION CHANGE TO THE VOYA INTERMEDIATE BOND PORTFOLIO

Prior to July 11, 2014, Voya Intermediate Bond Portfolio was designated as a Special Fund for purposes of benefit riders under certain contracts. Effective July 11, 2014, Voya Intermediate Bond Portfolio has been redesignated as a Covered Fund for purposes of both the living benefit rider and death benefit rollup values for all current and future investments. For more information related to Covered Funds please refer to your prospectus or call Customer Service.

All references in the prospectus to the Voya Intermediate Bond Portfolio in connection with the benefit riders are changed accordingly. The Portfolio's designation as a Fixed Allocation Fund remains unchanged.